UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15226

Ovintiv Canada ULC*

(formerly known as Encana Corporation)

(Exact name of registrant as specified in its charter)

Suite 4400, 500 Centre Street SE, PO Box 2850

Calgary, Alberta, Canada, T2P 2S5

(403) 645-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On January 24, 2020, Encana Corporation (“Encana”) completed reorganization transactions (the “Reorganization”), which included (i) a plan of arrangement under the Canada Business Corporations Act, pursuant to which, among other things, Encana completed a share consolidation on the basis of one post-consolidation share for each five pre-consolidation shares and Ovintiv Inc. (“Ovintiv”) ultimately acquired all of the issued and outstanding common shares of Encana in exchange for shares of Ovintiv on a one-for-one basis and became the parent company of Encana and its subsidiaries (collectively, the “Arrangement”) and (ii) following completion of the Arrangement, Ovintiv migrated out of Canada and became a Delaware corporation.

Pursuant to Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Ovintiv is the successor issuer to Encana, Ovintiv’s common stock is deemed to be registered under Section 12(b) of the Exchange Act, and Ovintiv is subject to the periodic and current reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder. This Form 15 relates solely to the reporting obligations of Encana (renamed Ovintiv Canada ULC in connection with the Reorganization, and now a wholly-owned subsidiary of Ovintiv) under the Exchange Act, and does not affect the reporting obligations of Ovintiv, which is the successor to Encana under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ovintiv Canada ULC (formerly known as Encana Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 6, 2020	By:	/s/ Joanne L. Alexander
	Name:	Joanne L. Alexander
	Title:	Secretary